UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549


                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                             (Amendment No. 2)*

                                 META Group, Inc.
                   -------------------------------------------
                                 (Name of Issuer)



                          Common Stock, $.01 par value
                   --------------------------------------------
                          (Title of Class of Securities)


                                 591002 10 0
                             --------------------
                                (CUSIP Number)




*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Marc Butlein

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                            (a) ( )
                                                            (b) ( )

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States


                5.   SOLE VOTING POWER

NUMBER OF            599,160 shares.
SHARES
BENEFICIALLY    6.   SHARED VOTING POWER
OWNED BY
EACH                 315,000 shares.
REPORTING
PERSON          7.   SOLE DISPOSITIVE POWER
WITH
                     599,160 shares.

                8.   SHARED DISPOSITIVE POWER

                     315,000 shares.


9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     914,160 shares.

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ( )

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     12.4%

12.  TYPE OF REPORTING PERSON *

     IN

Item 1(a). Name of Issuer:  META Group, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:
           208 Harbor Drive
           Stamford, CT  06912

Item 2(a). Name of Person Filing:  Marc Butlein.

Item 2(b). Address of Principal Business Office or, if None, Residence:
           The address of the principal business office of Marc Butlein is c/o META Group, Inc., 208 Harbor Drive, Stamford, CT 06912.

Item 2(c). Citizenship:  United States.

Item 2(d). Title of Class of Securities:  Common Stock, $.01 par value.

Item 2(e). CUSIP Number:  591002 10 0

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

        (a) ( ) Broker or dealer registered under Section 15 of the Securities Exchange Act of 1934 (the "Act").

        (b) ( ) Bank as defined in Section 3(a)(6) of the Act.

        (c) ( ) Insurance Company as defined in Section 3(a)(19) of the Act.

        (d) ( ) Investment Company registered under Section 8 of the Investment Company Act of 1940.

        (e) ( ) Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.

        (f) ( ) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F) of the Act.

        (g) ( ) Parent Holding Company, in accordance with Rule 13d-1(b)(ii)
                (G) of the Act.

        (h) ( ) Group, in accordance with Rule 13d-1(b)(1)(ii)(H) of the Act.

        Not applicable. This Schedule 13G is not being filed pursuant to Rule 13d-1(b) or 13d-2(b).


Item 4.	Ownership.

        (a) Amount Beneficially Owned: Marc Butlein is the record owner of 599,160 shares as of December 31, 1997 and may be deemed to own beneficially 315,000 shares of which 210,000 shares are held by a trust of which Mr. Butlein is a trustee, 80,000 shares are held by a limited partnership of which Mr. Butlein is a general partner and 25,000 shares are held by a foundation of which Mr. Butlein is an officer. Therefore, Mr. Butlein may be deemed to own beneficially an aggregate of 914,160 shares as of December 31, 1997.

         (b) Percent of Class: 12.4%. The foregoing percentage is calculated based on the 7,391,355 shares of Common Stock reported to be outstanding as of October 31, 1997 in the Quarterly Report on Form 10-Q of META Group, Inc. for the period ended September 30, 1997.

         (c) Number of shares as to which such person has:

             (i) sole power to vote or to direct the vote: 599,160 shares.

            (ii) shared power to vote or to direct the vote: 315,000 shares.

           (iii) sole power to dispose or to direct the disposition of:
                 599,160 shares.

            (iv) shared power to dispose or to direct the disposition of:
                 315,000 shares.

          Marc Butlein disclaims beneficial ownership of all shares of Common Stock except for the shares he holds of record.


Item 5.   Ownership of Five Percent or Less of a Class.


          Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          Not applicable.

Item 8.   Identification and Classification of Members of the Group.

          Not applicable.

Item 9.   Notice of Dissolution of Group.

          Not applicable.

Item 10.  Certification.

          Not applicable. This statement on Schedule 13G is not filed pursuant to Rule 13d-1(b).

                                  SIGNATURE



   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            ---------------------------------
                                                         Date



                                            /s/Marc Butlein
                                            ---------------------------------
                                                       Signature



                                            Marc Butlein/Chairman of the Board
                                            ---------------------------------
                                                       Name/Title